# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E-Home Household Service Holdings Ltd, CIK 0001769768
CUSIP: G2952X161
Title of class of securities: Ordinary Shares, par value $1.25 per share
Address of issuer's principal executive offices: 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City, China (F4), 350001
Date of event which requires filing of this statement: 04/23/2026
Filed by CIK 0001997901
Persons authorized to receive notices and communications: Wenshan Xie, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City, China (F4), 350001, 86-591-87590668

## Reporting persons
- WENSHAN XIE (CIK 0001997901): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 744,295; shared voting power 0; sole dispositive power 744,295; shared dispositive power 0; aggregate amount beneficially owned 744,295 (23.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $1.25 per share
Name of issuer: E-Home Household Service Holdings Ltd
Address of issuer's principal executive offices: 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City, China (F4), 350001
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed with the Securities and Exchange Commission on April 8, 2026 (the "Schedule 13D"), and is filed by Wenshan Xie, with respect to the Ordinary Shares, par value $1.25 per share (the "Ordinary Shares"), of -Home Household Service Holdings Ltd (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 24, 2023, the Reporting Person purchased 1,009,682 Ordinary Shares at a price of $0.02 per share from other shareholders of the Issuer.

On February 2, 2024, the Reporting Person purchased 3,300,000 Ordinary Shares at a price of $0.20 per share from other shareholders of the Issuer.

After giving effect to the 1-for-10 share consolidation effected on September 25, 2023, the 1-for-5 share consolidation effected on February 14, 2024, the 1-for-10 share consolidation effected on September 24, 2024, and the 1-for-50 share consolidation effected on May 30, 2025, the Reporting Person's aggregate holdings were reduced to 1,361 Ordinary Shares.

On June 4, 2025, the Reporting Person purchased 306,000 Ordinary Shares at a price of $1.25 per share from other shareholders of the Issuer, resulting in aggregate ownership of 307,361 Ordinary Shares, which became 12,295 Ordinary Shares after giving effect to the 1-for-25 share consolidation effected on March 30, 2026.

On April 1, 2026, the Reporting Person purchased 540,000 Ordinary Shares at a purchase price of $1.25 per share from other stockholders of the Issuer.

On April 23, 2026, the Reporting Person purchased 192,000 Ordinary Shares at a purchase price of $1.25 per share from another stockholder of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired 744,295 Ordinary Shares for investment purposes.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person owns 744,295 shares of Ordinary Shares (giving effect to the 1-for-25 share consolidation effected on March 30, 2026), representing approximately 23.26% of the outstanding class, based on the total number of shares outstanding as of April 23, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote - 744,295 votes.

Shared power to vote or direct the vote - 0 votes.

Sole power to dispose or direct the disposition - 744,295 votes.

Shared power to dispose of direct the disposition - 0 votes.
Transactions in the class effected during the past sixty days: On April 1, 2026, the Reporting Person purchased 540,000 Ordinary Shares in a privately negotiated transaction from other stockholders of the Issuer at a purchase price of $1.25 per share. On April 23, 2026, the Reporting Person purchased 192,000 Ordinary Shares in a privately negotiated transaction from other stockholders of the Issuer at a purchase price of $1.25 per share, as described in Item 3 of this Schedule 13D. Other than the foregoing, the Reporting Person has not effected any transactions in the Ordinary Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- WENSHAN XIE: /s/ Wenshan Xie, Wenshan Xie (04/27/2026)